AD 3/28

A/S 3/7

12011866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012 WASH., D.C. 120

SEC FILE NUMBER
8- 44201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANKOH INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 MERCHANT ST., SUITE 850
(No. and Street)

HONOLULU (City) HI (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRANDI HINO, FINOP 808-694-8794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

55 MERCHANT ST., SUITE 1900, HONOLULU HI 96813
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QS 3/6

OATH OR AFFIRMATION

I, PAMELA MOY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANKOH INVESTMENT SERVICES, INC., as of FEBRUARY 27, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Hawaii)
City & County of Honolulu)ss

Subscribed and sworn to (or affirmed) before me this 27th day of February, 20 12, by Pamela Moy (name of signer).
Renee Yoshimura-Valdez (signature of Notary) (Seal of Notary)
My commission expires 3/16/15 (expiration date)

88
Notary Public

Signature

SENIOR VICE PRESIDENT & CHIEF COMPLIANCE OFFICER
Title

NOTARY PUBLIC CERTIFICATION 88
Renee Yoshimura-Valdez First Judicial Circuit
Doc. Description Annual Audited Report
No of Pages 1 Date of Doc 2/27/12
Renee Yoshimura-Valdez
Notary Signature Date 2/27/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Bankoh Investment Services, Inc.
Year Ended December 31, 2011
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Financial Statements and Supplemental Information

Bankoh Investment Services, Inc.
Year Ended December 31, 2011
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 11
Schedule II - Statement Regarding Rule 15c3-3 13

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control 14

Ernst & Young

Ernst & Young LLP
Harbor Court C-120
Suite 1900
55 Merchant Street
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 535 6888
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bankoh Investment Services, Inc.

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankoh Investment Services, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2012

Bankoh Investment Services, Inc.

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 1,612,073
Commissions receivable from brokers and dealers, net	382,205
Other assets	234,711
Total assets	$ 2,228,989
Liabilities and stockholder's equity	
Liabilities:	
Due to parent for income taxes payable	$ 562,440
Accrued expenses and other liabilities	833,240
Total liabilities	1,395,680
Stockholder's equity:	
Common stock ($10 par value), authorized, issued, outstanding 50,000 shares	500,000
Retained earnings	333,309
Total stockholder's equity	833,309
Total liabilities and stockholder's equity	$ 2,228,989

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Income

Year Ended December 31, 2011

Revenues	
Mutual fund and securities income	$ 2,928,797
Annuity and insurance fee income	9,356,045
Interest income	237
Other income	110,717
	12,395,796
Expenses	
Salaries, commissions and benefits	6,393,639
Broker charges	270,921
Occupancy	347,996
Equipment	36,524
Other operating expense	770,762
	7,819,842
Income before income taxes	4,575,954
Provision for income taxes	1,832,316
Net income	$ 2,743,638

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock	Retained Earnings	Total
Balances at December 31, 2010	$ 500,000	$ 589,671	$1,089,671
Net income		2,743,638	2,743,638
Cash dividend paid		(3,000,000)	(3,000,000)
Balances at December 31, 2011	**$ 500,000**	**$ 333,309**	**$ 833,309**

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2011

Operating activities	
Net income	$ 2,743,638
Deferred taxes	(21,138)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	21,201
Decrease in commissions receivable from brokers and dealers, net	118,956
Decrease in other assets	8,979
Decrease in due to parent for income taxes	(78,955)
Increase in accrued expenses and other liabilities	56,219
Net cash provided by operating activities	2,848,900
Financing activities	
Cash dividend paid	(3,000,000)
Net cash used in financing activities	(3,000,000)
Net decrease in cash and cash equivalents	(151,100)
Cash and cash equivalents at beginning of year	1,763,173
Cash and cash equivalents at end of year	$ 1,612,073

See accompanying notes.

Bankoh Investment Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2011

1. Organization

The Company is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC (NFS), which carries the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of Bankoh Investment Services, Inc. (the "Company") conform with U.S. generally accepted accounting principles (GAAP) and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $1,540,122 as of December 31, 2011.

2. Summary of Significant Accounting Policies (continued)

Mutual Fund and Securities Income

Commission revenue and related brokerage charges are recorded on a trade-date basis.

Annuity Fee and Life Insurance Income

Annuity and life insurance income and related expenses are recorded on a contract date basis. The contract date is the date the Company receives the customer's completed application.

3. Service Agreement

The Company has a service agreement with National Financial Services LLC to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $454,945 which was $361,900 in excess of its required net capital of $93,045. The Company's aggregate indebtedness to net capital ratio was 3.068 to 1. There were no changes to the statutory minimum net capital requirement of $50,000. The Company had no subordinated debt at December 31, 2011 or at any time during the year then ended.

5. Related Party Transactions

The Bank allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company to the Bank and recorded in the appropriate expense line item. Allocated expenses in 2011 included:

	2011
Salaries, commissions and benefits	$634,458
Occupancy	346,972
Other expenses	105,780

At December 31, 2011, amounts due to the Bank included in accrued expenses and other liabilities totaled $85,617.

6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company paid $1,932,409 to the Parent for income taxes during 2011.

The Company's deferred tax assets of $161,490 are predominantly the result of temporary timing differences relating to State taxes owed for 2011 which will be deducted from the Federal income tax in 2012 and are included in other assets. Utilization of the Company's deferred tax assets are predicated on the Company being profitable in future years. Management believes that it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences.

6. Income Taxes (continued)

The significant components of the provision for income taxes for the year ended December 31, 2011 is as follows:

	2011
Current:	
Federal	$ 1,510,986
State	342,468
	1,853,454
Deferred:	
Federal	(20,085)
State	(1,053)
	(21,138)
Provision for income taxes	$ 1,832,316

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution, that is linked to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $425,390 in 2011 and was included in salaries, commissions and benefits.

7. Employee Benefits (continued)

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan (Retirement Plan) and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2011, the Company's expense for the retirement plan, excess plan and postretirement benefits was $67,063 and was included in salaries, commissions and benefits. The Parent settled the retiree life insurance portion of the postretirement benefit obligation in December 2010.

8. Operating Leases

The Company leases office space from the Bank on a month-to-month basis. Rent expense for the year ended December 31, 2011 was $346,972 and was included in occupancy expense.

9. Contingencies

As previously disclosed in the financial statements for the year ended December 31, 2010, in 2010, an arbitration was filed by a customer alleging that the Company made an inappropriate investment recommendation and as a result, the customer incurred a loss. The matter was resolved in 2011 to the satisfaction of all of the parties, with no material effect on the Company's statement of income or condition.

Based on information currently available, management believes that the eventual outcome of any other claims against the Company will not have a material adverse effect on the Company's statement of income and condition. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's statement of income for any particular period.

Supplemental Information

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1

As of December 31, 2011

Net Capital		
Total stockholder's equity qualified for net capital		$ 833,309
Deductions and charges:		
Nonallowable assets:		
Restricted cash	6	
Commissions receivable from brokers and dealers	128,679	
Deferred taxes	161,490	
Other assets	23,221	
		313,396
Deduction for excess Fidelity Bond		34,166
Total deductions and charges		347,562
Net capital before haircuts on securities positions (tentative net capital)		485,747
Haircuts on money market funds		(30,802)
Net capital		$ 454,945
Aggregate Indebtedness		
Items included in statement of financial condition:		
Due to parent for income taxes payable		562,440
Accrued expenses and other liabilities		833,240
Total aggregate indebtedness		$ 1,395,680
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 93,045
Minimum dollar net capital requirement		$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 93,045
Net capital in excess of required minimum		$ 361,900
Ratio: Aggregate Indebtedness to Net Capital		3.068 to 1

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 (continued)

As of December 31, 2011

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	454,945
Audit adjustments		–
Total adjustments		–
Net capital per above	$	454,945

Schedule II

Bankoh Investment Services, Inc.
Statement Regarding Rule 15c3-3

Year Ended December 31, 2011

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services LLC

Supplementary Report

Ernst & Young LLP
Harbor Court C-120
Suite 1900
55 Merchant Street
Honolulu, HI 96813
Tel: +1 808 531 2037
Fax: +1 808 535 6888
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
Bankoh Investment Services, Inc.

In planning and performing our audit of the financial statements of Bankoh Investment Services, Inc., (the Company) as of and for the year ended December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17 a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27 2012

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

ERNST & YOUNG

Ernst & Young LLP
Harbor Court C-120
Suite 1900
55 Merchant Street
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 535 6888
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Bankoh Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Bankoh Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Bankoh Investment Services Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period beginning January 1, 2011 and ending December 31, 2011. Bankoh Investment Services, Inc.'s management is responsible for Bankoh Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the cash disbursements journal.

   There were no findings noted.

2. Compared the amounts reported on the FOCUS report filed on January 24, 2012 for the fiscal period from January 1, 2011 through December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011.

   There were no findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

There were no findings noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   Not applicable.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7) for the period beginning January 1, 2011 and ending December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012